UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                       TERRA NATURAL RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   641335 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                           Tetsuo Kitagawa, President
                                   TiNV1, Inc.
                              2231 Raquet Hill Dr.
                               Santa Ana, CA 92705
                                 (818) 225-8534
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 2, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 641335 10 4                           13D


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON

          TiNV1, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          95-4703440


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*                                        WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO  ITEMS 2(d) OR 2(e)    [  ]



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                    California



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                       5,500,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER                  5,500,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------

 CUSIP No. 641335 10 4                          Schedule 13D

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                      5,500,000


--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                         [   ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT
             IN ROW (11)                                       14.1%


--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                               CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 641335 10 4                          Schedule 13D


Item 1.  Security and Issuer

     (a) Name and Principal Executive Offices of Issuer:

                  Terra Natural Resources Corporation
                  (formerly Nevada Manhattan Mining Incorporated)
                  5038 North Parkway Calabasas, Suite 100
                  Calabasas, CA  91302

     (b) Title of Class of Equity Securities:

                  Common Stock, $.01 par value


Item 2.  Identity and Background

                  TiNV1, Inc., a California corporation
                  2231 Raquet Hill Drive
                  Santa Ana, California  92705

     TiNV1, Inc.'s sole Director, President, Chief Financial Officer and Secretary is Tetsuo Kitagawa. Mr. Kitagawa's principal occupation is to serve the forgoing offices for TiNV1, Inc., and as set forth below, for SYMIC, Inc., and RDI, Inc. Mr. Kitagawa's address is 23100 Ave. San Luis, #389, Woodland Hills, California 91364. Mr. Kitagawa is a Japanese citizen.

     Mr. Kitagawa has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TiNV1, Inc., is a wholly owned subsidiary of SYMIC, Inc., a California corporation. Mr. Kitagawa also serves as SYMIC, Inc.'s sole Director, President, Chief Financial Officer and Secretary. SYMIC, Inc. is a holding company. At present, SYMIC, Inc.'s sole holding is its shares of TiNV1, Inc.

     As more fully set forth below, SYMIC Inc. is presently a wholly owned subsidiary of RDI, Inc., a California corporation. SYMIC, Inc., has entered into subscription agreements to issue fifteen percent (15%) of its outstanding shares to the following three individuals, each as to five percent (5%), within the next sixty (60) days: Mr. Kitagawa, Hironao Muto, and Richard Izumi.

 CUSIP No. 641335 10 4                          Schedule 13D

     Mr. Muto's principal occupation is as a private investor. Mr. Muto's address is 20925 Chico Street, Carson, CA 90746. Mr. Muto has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Muto is a Japanese citizen and has permanent residence status in the United States.

     Mr. Izumi is a Certified Public Accountant and is a partner in the accounting firm of Ernst & Young, One World Trade Center, Suite 2000, Long Beach, CA 90831. Mr. Izumi has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Izumi is an American citizen.

     As stated above, SYMIC Inc. is a wholly owned subsidiary of RDI, Inc., a California corporation. RDI, Inc. is a holding company. At present, RDI, Inc.'s sole holding is its shares of SYMIC, Inc. Mr. Kitagawa serves as RDI, Inc.'s sole Director, President, Chief Financial Officer and Secretary. RDI, Inc. is owned and controlled by Movdy Gakayev. Mr. Gakayev's address is 701 Ocean Avenue, Suite 108, Santa Monica, California.

     Mr. Gakayev's principal occupation or employment is President of Ecoteck Consumer Products, Inc., 402 W. Chevy Chase Drive, #B, Glendale, CA 91204.

     Mr. Gakayev has not, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gakayev is a Russian citizen.



Item 3.  Source and Amount of Funds or Other Consideration

     The consideration for the purchase, which is the subject of this Schedule 13(d), consists of cash consideration of $500,000.00, which consists of a capital contribution to the Filing Person by SYMIC, Inc. SYMIC, Inc. received the subject cash consideration from RDI, Inc. RDI, Inc.'s source of funds is a capital contribution from Mr. Gakayev, who used his personal funds to acquire RDI, Inc.'s shares.

 CUSIP No. 641335 10 4                          Schedule 13D

*Item 4.  Purpose of Transaction

     On September 2, 1998, TiNV1, Inc., a California corporation (the "Filing Person") purchased 5,500,000 shares of the Issuer's common stock from the Issuer for $500,000.00 pursuant to the following agreements, dated as of August 28, 1998 (collectively "Purchase Agreements"):

                  Subscription Agreement by and between the Filing Person and Issuer, a copy of which is attached as Exhibit "A" to Item 7 below and incorporated herein by this reference.

                  Stock Option Agreement by and between the Filing Person and Issuer, a copy of which is attached as Exhibit "B" to Item 7 below and incorporated herein by this reference.

                  Letter Agreement by and between the Filing Person and Issuer, a copy of which is attached as Exhibit "C" to Item 7 below and incorporated herein by this reference.

     The purpose of the transaction was to: (a) provide an immediate capital infusion to the Issuer; (b) acquire an initial interest in the Issuer; and (c) acquire options, subject to the Issuer's shareholders approval, to purchase an additional 70,000,000 shares of the Issuer's securities, which, if exercised, would result in the Filing Person obtaining control of the Issuer.

     The following statements and other statements in this Schedule 13(d) concerning the Purchase Agreements merely highlight certain matters contained in the Purchase Agreements, do not purport to be complete, and in no way modify or amend the Purchase Agreements.

     The Purchase Agreements provide, among other things, that the Issuer's Board of Directors will be expanded to seven directors and that three designees of the Filing Person will be elected to the expanded Board of Directors. Subject to certain exceptions provided for in the Purchase Agreements, the Issuer has also agreed that three designees of the Filing Person will be included in management's slate of nominees for the Board of Directors and that the Issuer will use its continuing best efforts to cause such nominees to be elected to the Board. The Purchase Agreements provide that all acquisitions and divestitures by the Issuer which require Board Approval and any issuances of securities to the Issuer's debenture holders must be approved by a supermajority of the Issuer's directors.

     The Issuer has agreed to use its best efforts to create a class of preferred stock (the "Preferred Stock") automatically convertible into common shares on a public sale with attributes no less favorable than those comprising the common shares purchased by the Filing Person. The Preferred Stock, voting as a class, will be entitled to elect three Directors (except as provided in the Purchase Agreements), and the Issuer has the right to exchange the Preferred Stock for the common shares. The Preferred Stock, if created, shall be issuable solely to the Filing Person.

 CUSIP No. 641335 10 4                          Schedule 13D

     If the Filing Person's nominees are not elected to the Board of Directors in accordance with the Purchase Agreement, the Filing Person will have the right to sell any of the common shares it purchased pursuant to the Subscription Agreement (or Preferred Stock issued in exchange therefor) to the Issuer at a price equal to the greater of: (a) the purchase price therefor, or (b) the average price established by two independent "Big 5" accountants (the "Redemption Price"). If the Issuer does not have legally available funds to effect the forgoing redemption, then the Filing Person may sell its subject shares in a bona fide third party transaction and seek the difference between the Redemption Price and the proceeds from the third party sale from the Issuer.

     The Option Agreement provides the Filing Person with the right to purchase up to 70,000,000 shares of the Issuer's common shares at a purchase price of $0.335, which is the average of the closing bid and ask price of the Issuer's common shares as of August 28, 1998. The Option Agreement is subject to shareholders approval to increase the number of the Issuer's authorized shares to create sufficient authorized shares to issue the Option Stock, and to approve the Option Agreement. If the Option Agreement does not receive shareholders approval, then the Filing Person may elect to rescind the Subscription Agreement or elect other remedies as provided in the Purchase Agreements, which include, but are not limited to the acquisition of the Issuer's common shares held by Messrs. Kramer and Michaels.

Item 5.  Interest in Securities of the Issuer

                  (a)      Number of Shares
                           Beneficially Owned:                 5,500,000

                           Percent of Class:                   14.1%

                  (b)      Sole Power to Vote, Direct
                           the Vote of, Dispose of, or
                           Direct the Disposition of
                           Shares:                             5,500,000

                  (c)       Recent Transactions:

               The response set forth in Item 4 above is incorporated herein by this reference.


*Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The response set forth in Item 4 above is incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits

         The following exhibits are attached hereto and incorporated herein by this reference:

               Exhibit "A" - Subscription Agreement by and between the Filing Person and Issuer.

               Exhibit "B" - Stock Option Agreement by and between the Filing Person and Issuer.

               Exhibit "C" - Letter Agreement by and between the Filing Person and Issuer.

               Exhibit "D" - Letter Agreement by and between The Filing Person and Jeffrey Kramer and Christopher Michaels.

 CUSIP No. 641335 10 4                          Schedule 13D

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TiNV1, Inc.

Date:   September 17, 1998                       /s/ Tetsuo Kitagawa
                                             -----------------------------------
                                             Signature

                                                 Tetsuo Kitagawa/President
                                             -----------------------------------
                                             Name/Title

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

                                    EXHIBIT "A"


                             SUBSCRIPTION AGREEMENT


Nevada Manhattan Mining Incorporated
5038 North Parkway Calabasas
Suite 100
Calabasas, California 91302

Attn:  Christopher D. Michaels, President

Gentlemen:

         This letter is delivered to you in connection with the issuance of shares of Common Stock and options to purchase Common Stock (the "Securities") of Nevada Manhattan Mining Incorporated, a Nevada corporation (the "Company"), by the Company to the undersigned ("Subscriber"), as provided in this Subscription Agreement.

A.       Agreements, Representations, and Warranties of Subscriber.

         1. Subscription to Purchase Shares. Subject to paragraph A.2(e), the Subscriber hereby agrees to purchase the number of shares of Securities indicated on the signature page, subject to acceptance of this subscription by the Company. The Subscriber shall pay the purchase price for the Securities by delivering to the Company with this Agreement a check for the full amount of the purchase price of the Securities indicated on the signature page (the "Subscription Price").

         2.       Stock Option.

                  (a) As a material inducement to Subscriber to purchase the Securities, the Company desires to grant to Subscriber options ("Options") to purchase up to 70,000,000 shares ("Option Shares") of the Company's Securities pursuant to the terms of a Stock Option Agreement, a copy of which is attached hereto as Exhibit "A" ("Option Agreement"). The Subscription Shares, Options, and Option Shares are collectively referred to as "Subscription Shares."

                  (b) The parties acknowledge and agree that the Company's present number of authorized shares is insufficient to cover the Option Shares, and that the Company must obtain its shareholders' approval ("Shareholders' Approval") to: (i) amend its certificate of incorporation to increase its authorized shares to 250,000,000, and (ii) enter into the Option Agreement.

                  (c) Within forty-five (45) days of the date of this Subscription Agreement, the Company shall file proxy materials with the
Securities and Exchange Commission relating to its solicitation of the Shareholders' Approval to: (i) amend this Company's certificate of incorporation to increase the number of this Company's authorized shares of common stock to 250,000,000; and (ii) approve the Option Agreement. The Company agrees, represents, and warrants that the foregoing solicitation shall be performed in accordance with applicable law governing the solicitation of shareholder votes, including, but not limited to applicable state and federal proxy rules and regulations. The Company shall use its best efforts to obtain the Shareholders' Approval.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

                  (d) The Company shall immediately execute the Stock Option Agreement, provided however, that the effectiveness of the Stock Option Agreement is subject to Shareholders' Approval of the items in paragraph A.2.(c) above.

                  (e) If the Company is unable to obtain Shareholders' Approval of the items in paragraph A.2.(c) above within 150 days of the date of this Subscription Agreement, then the Option Agreement shall be void, and subject to paragraph A.2.(f), Subscriber shall have the right to rescind this Subscription Agreement, return any Subscribed Shares to Company, and obtain a full refund of the Subscription Price ("Subscriber's Rescission Rights").

                  (f) The parties acknowledge that the Subscriber has entered into an agreement with Jeffrey S. Kramer and Christopher D. Michaels, who are officers and directors of this Company. Under the terms of the subject agreement, Messrs. Kramer and Michaels have agreed, among other things, that if the Company is unable to obtain the Shareholders' Approval within 150 days of the date of this letter, then in lieu of Subscriber's exercise of Subscriber's Rescission Rights that they will, without any further consideration: (a) assign and transfer to TiNV1 all their respective right, title, and interest, in and to all securities, including, but not limited to common shares of the Company, that they directly or indirectly own, excluding options to acquire the Company's securities, and (b) cancel and waive any further rights that they have pursuant to any options to acquire the Company's securities.

         3.  Representations,   Warranties  and  Covenants  of  Subscriber.  The
Subscriber hereby represents and warrants to, and covenants with, the Company as follows:

          (a) The Subscriber has received and carefully reviewed the following materials, all of which are incorporated herein by reference ("Offering
     Materials") describing the Securities, the offering under which the Securities are being offered, and the business of the Company:

               (i) A copy of Amendment No. 2 to Form 10 filed April 3, 1997;

               (ii) A copy of the Company's Form 10-QSB for the quarter ending Feb. 28, 1998;

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

               (iii) Press Releases dated: December 1, 1997; January 12, 1998; February 27, 1998; March 11, 1998; March 31, 1998; April 29, 1998;
          June 3, 1998;  July 15, 1998;  July 22, 1998 (2);  July 30, 1998;  and
          August 3, 1998; and

               (iv)  Audit   Confirmation   prepared  by  U.S.   Stock  Transfer
          Corporation dated August 17, 1998, which shows stock information as of May 31, 1998.

          (b) The information in the Investor Questionnaire furnished to the Company by the Subscriber is complete and correct;

          (c) The Subscriber is an experienced investor, is capable of evaluating the merits and risks of the investment, can hold the
     Subscription Shares indefinitely, and has the ability to afford the complete loss of Subscriber's investment in the Subscription Shares;

          (d) The Subscriber has not received, and is not aware that anyone else
     has  received,   any  general  or  public   solicitation  or  advertisement
     pertaining to any offer or sale of any securities of the Company;

          (e) The Subscriber has received all information about the Company and the investment covered by this Agreement that the Subscriber desires and feels is necessary to enable the Subscriber to recognize and evaluate the merits and risks of the investment, and has had the opportunity to ask questions of, and receive answers from, the Company and its officers, directors and agents;

          (f) The Subscription Shares will be acquired by the Subscriber for the Subscriber's own account for investment and not with a view to or for sale in connection with any distribution thereof;

          (g) There do not currently exist any circumstances which will compel the Subscriber to sell, transfer, or otherwise distribute any of the Subscription Shares or any interest therein; and

          (h) All of the Subscriber's beneficial owner(s) are accredited investors as that term is defined in Regulation D under the Securities Act of 1933, as amended.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

         4. Securities Laws Matters. The Subscriber is aware of and acknowledges and agrees with the Company as follows:

          (a) the Subscription Shares will not be registered under the federal Securities Act of 1933, as amended (the "Act"), in reliance on the so-called "private placement" exemption provided by Regulation D promulgated thereunder and will not be registered or qualified under applicable securities laws of any state in reliance on similar exemptions;

          (b)  The  Subscription   Shares,  when  issued,  will  be  "restricted
     securities" within the meaning of Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Act;

          (c) Any person to whom any of the Subscription Shares, or any interest therein, are transferred will, in turn, be subject to applicable retransfer restrictions;

          (d) The Subscriber fully comprehends that the Company is relying to a material degree on the representations, warranties and agreements contained herein and with such realization authorizes the Company to act as it may see fit in full reliance hereon, including the placement on the certificates or other documents evidencing the Subscription Shares of the following legend and any legends required by any applicable state securities laws:


          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED SECURITIES AND HAVE NOT BEEN REGISTERED UNDER THE
          SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD OR TRANSFERRED UNLESS SO REGISTERED OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE. THE ISSUER MAY REQUIRE AN OPINION OF COUNSEL SKILLED IN SECURITIES MATTERS AND OTHER EVIDENCE OF COMPLIANCE WITH THE ACT PRIOR TO PERMITTING A TRANSFER OF THE SECURITIES."

          The Subscriber understands that the imposition of such a legend condition may limit or destroy the value, and the value as collateral, of the Subscription Shares;


          (e) The Subscriber agrees that none of the Subscription Shares or any interest therein will be sold, transferred or otherwise disposed of unless registered under the Act, without his having first presented to the Company or its counsel (i) a written opinion of counsel experienced in securities law matters indicating that the proposed disposition will not be in violation of any of the registration provisions of the Act and the rules and regulations promulgated thereunder, or (ii) a "no-action" letter to such effect issued by the Staff of the Commission; and

          (f) The Subscriber acknowledges that the foregoing is not a complete statement of the law applicable to resale of the Subscription Shares, but merely an outline of some of the more salient features. For legal advice in these matters, the Subscriber will continue to rely on its own legal counsel as the Subscriber has throughout this transaction concerning the purchase of the Subscription Shares.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

         5. Indemnification. The Subscriber hereby indemnifies and holds harmless the Company and its officers, directors, shareholders, agents, employees, attorneys, successors, and assigns from and against all damages, losses, costs, liabilities, and expenses (including costs of investigation, defense, and attorneys' fees) incurred by reason of the failure of the Subscriber to fulfill any of the Subscriber's obligations hereunder or by reason of any breach or inaccuracy of any of the representations or warranties made by the Subscriber herein.

B.       Agreements, Representations and Warranties of the Company.

         1. Company's Representations and Warranties. As an inducement to Subscriber to execute and deliver this Subscription Agreement, the Company represents and warrants to Subscriber that:

                  (a) The Offering Materials, and any other written disclosures made by Company to Subscriber (collectively "Offering Materials"), do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (b) The Company and its subsidiaries have been duly organized and are validly existing as corporations in good standing under the laws of the jurisdiction of their organization, with full power and authority (corporate and other) to own or lease its properties and conduct its business as described in the Offering Materials and each is duly qualified to do business and is in good standing in each jurisdiction in which the character of the business conducted by it or the location of the properties or leased by it, makes such qualification necessary, except in each case where the failure to so qualify would not have a material adverse effect on the financial condition or business prospects of the Company and/or its subsidiary; and the Company and its subsidiaries hold all material licenses, certificates and permits from governmental authorities necessary to the conduct of its business as described in the Offering Materials;

                  (c) Upon issuance and delivery and payment therefor, in the manner described, the Subscription Shares will be, duly authorized, validly issued, fully paid and non-assessable;

                  (d) To the best of Company's knowledge, which shall include the knowledge of the Company's officers and directors, except as described in or contemplated by the Offering Materials, there has not been any material adverse change in, or any adverse development which would materially effect the business, properties, financial condition, results of operations or prospects of the Company and its subsidiary taken as a whole from the date as of which information is given in the Offering Materials;

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

                  (e) To the best of Company's knowledge, which shall include the knowledge of the Company's officers and directors, except as described in the Offering Materials, there is no litigation or governmental proceeding to which the Company or its subsidiaries is a party or to which the property of the Company or its subsidiaries is subject, or which is pending, or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries which would result in any material adverse change in the financial condition, results of operations, business or prospects of the Company or which is required to be disclosed in the Offering Materials;

                  (f) To the best of Company's knowledge, which shall include the knowledge of the Company's officers and directors, neither the Company nor its subsidiaries is in violation of any law or ordinance, governmental rule or regulation or court decree to which it may be subject which violation would have a material adverse effect on the condition (financial or other), properties, perspective results of operations or net worth of the Company and its subsidiaries taken as a whole;

                  (g) As of May 31, 1998, the Company had 24,473,343 shares of common stock issued and outstanding, and has outstanding options for 430,000 shares. Since that date, the Company has issued: (i) 6,600,000 shares pursuant to a private placement in June and July 1998 ; and (ii) 1,500,000 shares pursuant to a stock exchange which closed in June and July 1998. In addition, the Company has obligations to issue not more than an additional 5,380,000 shares of common stock, and may have an obligation to issue additional shares under certain conditions to its debenture holders. Assuming full exercise of all options, and excluding the issuance of additional shares to its debenture holders, the Company will have issued and outstanding a total of approximately 38,383,343 shares of common stock;

                  (h) Except as disclosed in paragraph B.1.(g), above, the Company has no commitment or obligation to issue additional shares of any class of stock or options, as of the date of this Subscription Agreement.

                  (i) Subject to the Shareholders' Approval referenced above, the Company has the full right, power and authority to execute, deliver, perform and comply with this Agreement and has taken all other actions necessary to enable the Company to comply with the terms hereof, including, but not limited to the issuance of the Subscription Shares and the Options. This Agreement has been duly and validly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

2. Indemnification. The Company shall indemnify, defend, and hold harmless the Subscriber, its officers, directors, shareholders, agents, employees, attorneys, successors, and assigns from and against all damages, losses, costs, liabilities, and expenses (including costs of investigation, defense, and attorneys' fees) incurred by reason of the failure of the Company to fulfill any of the Company's obligations hereunder or by reason of any breach or inaccuracy of any of the representations or warranties made by the Company herein.

C.       Miscellaneous.

         1. Survival.The respective agreements, representations, and warranties, of the Company and Subscriber, shall survive the delivery of the Shares to the Subscriber, without limitation.

         2. Arbitration. Unless the relief sought requires the exercise of the equity powers of a court of competent jurisdiction, any dispute arising in connection with the offer, sale or purchase of the Subscription Shares, the interpretation or enforcement of the provisions of this Agreement, or the application or validity thereof, shall be submitted to binding arbitration. Such arbitration proceedings shall be held in Los Angeles, California, in accordance with the rules then obtaining of the American Arbitration Association. The provisions of Sections 1282.6, 1283, and 1283.05 of the California Code of Civil Procedure apply to the arbitration. This agreement to arbitrate shall be specifically enforceable. Any award rendered in any such arbitration proceedings shall be final and binding on each of the parties hereto, and judgment may be entered thereon in any court of competent jurisdiction.

         3. No Assignment. The Subscriber shall not transfer or assign this Subscription Agreement.

         4. Entire Agreement. This Subscription Agreement, Stock Option Agreement, and all other written agreements relating to this Subscription Agreement and the Subscription Shares constitute the entire agreement between the Subscriber and the Company and may be amended only by a writing executed by both parties.

         5. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A

         6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given on the date of service if personally served on the party to whom notice is to be given or on the third day after mailing if mailed to the party to whom notice is to be given, by first-class mail, registered or certified, postage prepaid, and properly addressed, to the Subscriber or the Company at their respective addresses set forth herein or at such other address as either party shall give for purposes of notice in accordance with the foregoing.

         7. Cancellation. The Subscriber may cancel this Subscription Agreement and the offer and subscription made hereby by notice of cancellation to the Company at any time prior to the date notice of acceptance is given to the Subscriber by the Company. The Subscriber acknowledges and agrees that this Subscription Agreement shall not be binding on the Company unless and until it has been accepted by the Company at its office in Calabasas, California and that, after notice of acceptance has been given to the Subscriber, the
Subscriber shall not be entitled to cancel, terminate, or revoke this Subscription Agreement or the offer and subscription made hereby or any agreements of the Subscriber hereunder, except as provided in paragraph A.2(e).

         8. Attorneys' Fees. If any party commences any suit or action, including but not limited to any arbitration, arising out of or connected with this Agreement then the prevailing party(ies) shall recover his or its reasonable attorneys' fees from the non-prevailing party(ies) in addition to any other relief awarded to the prevailing party(ies).

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A


                      NEVADA MANHATTAN MINING INCORPORATED
                        Private Placement of Common Stock
                  (Signature Page for Subscription by Entities)

The Subscriber is (complete one):

CORPORATION incorporated in State of California.

PARTNERSHIP formed under laws of State of _______________________

TRUST established under laws of State of ________________________


Number of shares of the Securities
subscribed for:                                5,500,000 Common Stock

                                               70,000,000 Options to Purchase
                                  Common Stock
                                               (Subject to Shareholder Approval)

Subscription Price of the Securities
subscribed for:                                $500,000.00


(Please print or type all information exactly as you wish it to appear on the Company's records)

5,500,000 shares of common stock in the name of:

TiNV1 Inc.
-----------------------------------------------------------------
Name of Subscriber                      Federal Taxpayer I.D. No.

701 Ocean Avenue, Suite 108, Santa Monica, California
-----------------------------------------------------------------
Principal Office Address                               Telephone

CUSIP No. 641335 10 4               Schedule 13D               Exhibit A


The undersigned officer, partner, trustee, or other signatory certifies that he or she has full power and authority to execute this Subscription Agreement on behalf of the Subscriber or Company and that the purchase and sale of the Company has been duly authorized and is not prohibited by the governing instrument of the Subscriber or Company.



DATED: As of August 28, 1998          TiNV1, INC.

                                        /s/ Tetsuo Kitagawa
                                   By:___________________________
                                      Tetsuo Kitagawa,
                                      President and Secretary


DATED: As of August 28, 1998         NEVADA MANHATTAN MINING
                                       INCORPORATED

                                        /s/ Christopher D. Michaels
                                    By:____________________________
                        Christopher D.Michaels, President

                                        /s/ Jeffrey S. Kramer
                                    By:____________________________
                                       Jeffrey S. Kramer, Secretary

CUSIP No. 641335 10 4               Schedule 13D               Exhibit B


                                   EXHIBIT "B"

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED SECURITIES AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD OR TRANSFERRED UNLESS SO REGISTERED OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE. THE ISSUER MAY REQUIRE AN OPINION OF COUNSEL SKILLED IN SECURITIES MATTERS AND OTHER EVIDENCE OF COMPLIANCE WITH THE ACT PRIOR TO PERMITTING A TRANSFER OF THE SECURITIES

                             STOCK OPTION AGREEMENT

         This Stock Option Agreement ("Option Agreement"), is dated as of August 28, 1998 and is made by and between Nevada Manhattan Mining Incorporated, a Nevada corporation ("Company") and TiNV1, Inc., a California corporation ("Option Holder").

                                    RECITALS

         A. The Company is concurrently issuing 5,500,000 shares of its common capital stock ("Subscription Shares") to Option Holder in a private placement pursuant to the terms of a Subscription Agreement of even date herewith.

         B. As an inducement to Option Holder to purchase the Subscription Shares, Company desires to grant an option to Option Holder to purchase up to an additional 70,000,000 shares of its common stock, as provided in this Option Agreement.

         C. The parties acknowledge that the Company's present number of authorized shares is insufficient to cover the Option Shares, and that the Company must obtain its shareholders' approval ("Shareholders' Approval") to:
(i) amend its certificate of incorporation to increase its authorized shares to 250,000,000, and (ii) enter into the Option Agreement as a condition to the effectiveness of this Option Agreement. The Company intends to use its best efforts to obtain the requisite Shareholders' Approval.

         NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.       Grant of Option.

         a. The Company hereby grants options ("Options") to the Option Holder to purchase up to Seventy Million (70,000,000) shares of common stock ("Option Shares") or any other replacement security of Company whether by way of reclassification, exchange, merger, consolidation, exchange, recapitalization, or other reorganization of the Company. The Options shall be evidenced solely by this Option Agreement.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit B

         b. This Option Agreement shall commence as of the date of this Agreement and shall terminate at 5:00 p.m., California time, on September 1, 2005 unless extended by the mutual agreement of the parties; provided however, that if the Company is unable to obtain the Shareholders' Approval, referenced above, within 150 days of the date of this Option Agreement, then this Option Agreement shall be void at the election of the Subscriber.

         c. Options may be exercised in full or in part by Option Holder's written notice (the "Notice") to the Company, specifying the number of shares of Option Stock to be purchased, accompanied by: (i) the payment of the exercise price ("Exercise Price") specified in paragraph 1(d) in the form of Option Holder's check made payable to Company, and (ii) such other investment representations and warranties as Company reasonably requests. Upon Company's receipt of the Notice and clearance of Option Holder's check, it shall cause delivery of share certificates, with appropriate securities legends, to the Option Holder, representing the Option Shares purchased by Option Holder. Company shall use its best efforts to immediately deposit and expedite clearing of Option Holder's check. Option Holder's purchase of Option Shares is subject to applicable securities laws.

         d.       Exercise Price.

         The Exercise Price for each share of the Option Shares shall be the average of the bid and ask prices of the Company's common stock as of the close of trading on August 28, 1998. If the Company subdivides or combines its outstanding shares of common stock, by reclassification, recapitalization, reorganization, merger, or otherwise, the Exercise Price shall be proportionately decreased or increased, as the case may be.

2.       Company's Agreement, Representations, and Warranties.

         The Company hereby agrees, represents and warrants to Option Holder, which shall survive without limitation, that:

         a. Subject to the Shareholders' Approval, the Company has the full right, power and authority to execute, deliver, perform and comply with this Option Agreement and has taken all other actions necessary to enable the Company to comply with the terms hereof. This Option Agreement has been duly and validly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company; and

         b. Subject to the Shareholders' Approval, the Company agrees that it shall reserve sufficient shares of Common Stock to provide for Option Holder's exercise of the Options.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit B

3.       Indemnification.

         The Company  shall  indemnify,  defend,  and hold  harmless  the Option
Holder, its officers, directors, shareholders, agents, employees, attorneys, successors, and assigns from and against all damages, losses, costs, liabilities, and expenses (including costs of investigation, defense, and attorneys' fees) incurred by reason of the failure of the Company to fulfill any of the Company's obligations hereunder or by reason of any breach or inaccuracy of any of the representations or warranties made by the Company herein.

4.       Miscellaneous.

         a)       Modifications.

         The parties may, by mutual consent, amend, modify, supplement and waive any right under this Option Agreement in any manner agreed by them in writing at any time.

         b)       Applicable Law.

         This Option Agreement shall be governed by and construed in accordance with the laws of the state of California.

         c)       Severability.

         If any provision of this Option Agreement shall be held to be invalid, illegal or unenforceable, it shall be deemed severable from the remaining provisions hereof which shall remain in full force and effect.

         d)       Waiver.

         No waiver of any provision of this Option Agreement or any breach thereof shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) or any other breach hereunder nor shall such waiver constitute a continuing waiver. Either party may waive performance of any provision of this Option Agreement, the non-performance of which would otherwise constitute a breach of this Agreement, including but not limited to the non-performance of any condition precedent to such party's performance, without affecting the enforceability of this Option Agreement and the provisions contained herein.

         e)       Successors and Assigns.

         The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Option Holder may assign all or any portion of this Option Agreement and the Option Securities to any party without the Company's prior written consent, subject to compliance with applicable laws, including, but not limited to federal and state securities laws.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit B


         f)       Attorneys' Fees.

         If any legal action is instituted to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to actual attorneys' fees in addition to any other relief to which that party may be entitled.


         IN WITNESS WHEREOF, the parties have executed this instrument as of the date first above written:


                                         "COMPANY"

                                         Nevada Manhattan Mining Incorporated,
                                         a Nevada corporation


                           /s/ Christopher D. Michaels
                         By:____________________________
                                              Christopher D. Michaels, President

                              /s/ Jeffrey S. Kramer
                         By:____________________________
                                              Jeffrey S. Kramer, Secretary


                                         "Option Holder"

                                         TiNV1, Inc., a California corporation

                               /s/ Tetsuo Kitagawa
                           By: ______________________
                                Tetsuo Kitagawa,
                             President and Secretary

CUSIP No. 641335 10 4               Schedule 13D               Exhibit c


                                   EXHIBIT "C"


                      (NEVADA MANHATTAN MINING LETTERHEAD)

August 28, 1998


TiNVl, Inc.
701 Ocean Avenue, Suite 108
Santa Monica, CA 90402

Gentlemen:

As an inducement to TiNV1, Inc. ("TiNV1") to enter into the Subscription Agreement dated as of August 28, 1998, whereby TiNV1 has agreed to subscribe initially for Five Million, Five Hundred and Fifty Thousand (5,500,000) shares of common stock ("Subscription Shares") of Nevada Manhattan Mining, Inc. (the "Company") for Five Hundred Thousand Dollars ($500,000.00) in capital, we hereby agree to the following:

1. The Board of Directors of the Company will immediately institute the expansion of the Company's Board of Directors to a total of seven members.

2. Three designees of TiNVl will upon such expansion be elected to the Board of Directors of the Company.

3. Thereafter, three designees of TiNV1, subject to increase or decrease, as provided below, will be included in management's slate of nominees for the Board of Directors, and the Company will use its continuing best efforts to cause such nominees to be elected to the Board. The number of TiNV1's designees shall coincide with the number of directors that TiNV1 is entitled to elect pursuant to paragraph 5 below.

4. The nominees proposed by TiNV1 from time to time shall possess such qualifications, character and reputation as are reasonably appropriate for members of the Board of Directors of the Company.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit C


5. The Company shall use its best efforts to create a class of preferred stock ("Preferred Stock") which possess attributes, rights, privileges, and preferences, which are no less favorable than those of the common stock comprising the Subscription Shares. Upon creation of the Preferred Stock, the Company shall have the right to exchange the common stock comprising the Subscription Shares to Preferred Stock on a one for one basis. The Preferred
Stock shall be converted back into common stock in connection with any securities registration of the subject securities under the Securities Act of 1933, as amended. TiNV1 shall be the sole holder of the Preferred Stock. Subject to paragraph 6, TiNV1, as holder of the Preferred Stock, voting as a separate class, shall be entitled to elect three Directors, as long as the Company's Board of Directors consists of seven members. If the number of members of the Board of Directors increases (or decreases), then the Preferred Stock's right to elect Directors shall increase (or decrease) by one director for every increase (or decrease) of two members of the Board of Directors. For example, if the Board of Directors is increased to nine members, then TiNV1 shall have the right to elect four Directors.

6. Notwithstanding the foregoing, if TiNV1's beneficial ownership of its Subscription Shares, whether in the form of common stock or Preferred Stock drops below 2,750,000 or 1,375,000 shares, respectively, adjusted for stock dividends, merger, reorganization, reclassification, stock splits, or any other adjustment to the Company's capital structure, then the number of Directors that TiNV1 shall have a right to nominate and/or elect shall be reduced by one-third and two-thirds, respectively. TiNV1's right to nominate and/or elect Directors pursuant to paragraphs 3 and 5 shall terminate if its beneficial ownership of the Subscription Shares drops below 550,000 shares.

7. TiNV1 agrees to vote the maximum number of votes it has, per candidate, for its designated director nominees unless the voting for the election of directors is subject to cumulative voting. If TiNVl's nominees are not elected to the Board of Directors of the Company as provided in paragraphs 3 and 5, TiNV1 shall have the right for a 60-day period thereafter to put any or all of its Subscription Shares, whether common stock or Preferred Stock (collectively "Put Stock"), as the case may be, then held by it to the Company at a price, which is the greater of: (a) the purchase price therefor, or (b) the average price established by an independent valuation as of the date of the corporate action giving rise to the valuation, by two of the present "Big 5" accounting firms, or their sucessors. TiNV1 and the Company shall each appoint an accounting firm to perform a valuation of the Subscription Shares ("Put Price") within thirty (30) days of the event giving rise to the valuation. The respective accounting firms shall submit their valuations within thirty (30) days after their respective appointment. The Company shall purchase the Put Stock from TiNV1 within thirty
(30) days of its receipt of the subject valuations from the accounting firms.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit C


8. If the Company has insufficient legally available funds to purchase the Put Stock, then the subject 60 day period shall not commence until the Company has legally available funds to purchase the Put Stock. Further, if the Company has insufficient legally available funds to purchase the Put Stock, then at TiNV1's election, it may sell its Subscription Shares to a bona fide third party. The Company shall issue a promissory note ("Note") to TiNV1 for the difference between the Put Price and the third party sale. The unpaid principal balance shall bear interest at the rate of Bank of America's (or successor thereto) then prime rate plus 2 points. To the extent legally permissible, the unpaid principal and accrued interest thereon shall be fully amortized and paid in quarterly installments, with the first payment due and payable ninety days after the date of the subject note. To the extent legally permissible, the remaining unpaid principal and accrued interest thereon shall be due and payable on the second anniversary of the Note. The Company may prepay the balance of the note without penalty. If Company is in default under the Note, then TiNV1 shall be entitled to recover its costs from the Company, including attorneys' fees to enforce collection under the Note.

9. All acquisitions and divestitures by the Company, which require Board approval, and any issuances of securities to the Company's debenture holders, must initially be approved by 5 of the Company's 7 Directors. If the Board of Directors increases in size, then such acquisitions, divestitures, and any issuance to the debenture holders must he approved by a super majority vote of two thirds of all members of the Board of Directors, and not a super majority of a quorum of the Board of Directors.

10. The Company hereby agrees to enter into an employment agreement with Daniel Barton Pritchett of Los Angeles, California, for a period of not less than one year. Mr. Pritchett will be designated as a Vice President of Financing, with his duties to encompass the financial expansion of the Company, and such other duties as are designated by the Board of Directors. Mr. Pritchett shall receive compensation in the amount of $3,000.00 per month.


11. The Company represents and warrants to TiNV1, which shall survive without limitation, that it has the full right, power and authority to execute, deliver, perform and comply with the terms and conditions of this agreement, and that it has taken all other actions necessary to enable the Company to comply with the terms and conditions hereof. This letter agreement has been duly and validly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit C



12. This Agreement shall be governed by and construed in accordance with the laws of the State of California. If any provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected thereby.

13. If any party to this Agreement shall commence any suit or action to interpret or enforce this Agreement, the prevailing party in such action shall recover such party's costs and expenses incurred in connection therewith, including attorneys' fees. 14. This Agreement shall inure to the benefit of and be binding upon all of the parties hereto and their respective, executors, administrators, successors and assigns.

                                   Sincerely,

                                  NEVADA MANHATTAN MINING
                                  INCORPORATED

                                        /s/ Christopher D. Michaels
                                  By:____________________________
                       Christopher D. Michaels, President

                                        /s/ Jeffrey S. Kramer
                                  By:____________________________
                                      Jeffrey S. Kramer, Secretary

ACKNOWLEDGED AND AGREED:

       as of Aug. 28th
DATED:  ______________, 1998       TiNV1, INC.

                                        /s/ Tetsuo Kitagawa
                                   By:____________________________
                                        Tetsuo Kitagawa,
                                         President and Secretary

CUSIP No. 641335 10 4               Schedule 13D               Exhibit D

                                   EXHIBIT "D"

                      (NEVADA MANHATTAN MINING LETTERHEAD)

August 28, 1998


TiNVl, Inc.
701 Ocean Avenue, Suite 108
Santa Monica, CA 90402

Gentlemen:

As an inducement to TiNV1, Inc. ("TiNV1") to enter into the Subscription Agreement dated as of August 28, 1998 ("Subscription Agreement"), whereby TiNV1 has agreed to subscribe initially for Five Million, Five Hundred Thousand (5,500,000) shares of common stock ("Subscription Shares") of Nevada Manhattan Mining, Inc. (the "Company") for Five Hundred Thousand Dollars ($500,000.00) in capital, we hereby agree to the following:

1. We acknowledge and agree that a material consideration for TiNV1's execution and delivery of the Subscription Agreement is the issuance to TiNV1 of options to acquire 70,000,000 shares of common stock pursuant to the terms and conditions of the Stock Option Agreement that is attached as an exhibit to the Subscription Agreement. We further acknowledge and agree that the Stock Option Agreement is subject to the approval of the Company's shareholders
("Shareholders'  Approval")  to: (a) amend  this  Corporation's  certificate  of incorporation to increase the Company's number of authorized shares to 250,000,000, and (b) approve the Stock Option Agreement. We further acknowledge that if the Company is unable to obtain the Shareholders' Approval, then you may elect to rescind the Subscription Agreement or enforce the remedy described in paragraph 2 below.

2. If the Company is unable to obtain the Shareholders' Approval within 150 days of the date of this letter, then upon your election and your termination of your rescission rights as provided above, both of which shall occur within 30 days of such 150 days, the undersigneds hereby agree, without any further consideration, to: (a) assign and transfer to TiNV1 all our respective right, title, and interest, in and to all securities, including, but not limited to common shares of the Company, that we directly or indirectly own ("Shares"), excluding options to acquire the Company's securities, and (b) cancel and waive any further rights that we have pursuant to any options to acquire the Company's securities.

CUSIP No. 641335 10 4               Schedule 13D               Exhibit D

3. We represent and warrant to you that until the later of: (a) the Shareholder Approval, or (b) our transfer of Shares to you pursuant to paragraph 2, in the event you elect such remedy as provided above, that all of our Shares shall remain free and clear of any lien or encumbrance, and shall not be transferred or assigned in any manner.

4. The undersigned acknowledges and agrees that: (a) the potential transfer of our Shares to TiNV1 and cancellation of our stock options are intended to provide voting and other intangible benefits to TiNV1 in addition to the economic benefit of owning the Shares if the Shareholders' Approval does not occur, and (b) a breach of the undersigned's obligations hereunder would result in irreparable harm to TiNV1, which would not be adequately compensated solely by an award of money damages. The undersigned therefore agrees that TiNV1 shall be entitled to injunctive relief to enforce specific performance of our obligations under this agreement, and we expressly consent and agree to the granting of such injunctive relief, and further waive any requirement for TiNV1 to post any bond or other security in connection with obtaining such injunctive relief.

5. This Agreement shall be governed by and construed in accordance with the laws of the State of California. If any provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected thereby.

6. If any party to this Agreement shall commence any suit or action to interpret or enforce this Agreement, the prevailing party in such action shall recover such party's costs and expenses incurred in connection therewith, including attorneys' fees.

7. This Agreement shall inure to the benefit of and be binding upon all of the parties hereto and their respective, executors, administrators, successors and assigns.

                                    Sincerely,

                                    /s/ Christopher D. Michaels
                                    ----------------------------
                                       Christopher D. Michaels

                                    /s/ Jeffrey S. Kramer
                                    ---------------------------
                                       Jeffrey S. Kramer

ACKNOWLEDGED AND AGREED:

DATED: As of August 28, 1998         TiNV1, INC.

                                    /s/ Tetsuo Kitagawa
                                 By:___________________________
                                       Tetsuo Kitagawa,
                                     President and Secretary